CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information in Post-Effective Amendment No. 22 to the Registration Statement (Form N-1A No. 333-221764) of Impact Shares Trust I.

We also consent to the incorporation by reference therein of our report dated August 27, 2021 with respect to the financial statements and financial highlights of Impact Shares Trust I (comprising Impact Shares NAACP Minority Empowerment ETF, Impact Shares Sustainable Development Goals Global Equity ETF and Impact Shares YWCA Women’s Empowerment ETF) for the year ended June 30, 2021 included in the Annual Report (Form N-CSR) for 2021 filed with the Securities and Exchange Commission.

/s/ Ernst & Young, LLP

Dallas, Texas

October 22, 2021